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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                              Rule Industries, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                   781355-10-2
              -----------------------------------------------------
                                 (CUSIP Number)

                                 Gary L. Weller
                         ------------------------------
                               470 Old Evans Road
                         ------------------------------
                            Evans, Georgia 30803-2587
                         ------------------------------
                                 (706) 650-4218
                         -------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 20, 1995
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

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                                                              Page 2 of 10 Pages


Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

- -------------------------                             --------------------------
 CUSIP NO. 781355-10-2                                 PAGE   3   OF       PAGES
                                                            -----    -----
- -------------------------                             --------------------------
- --------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Greenfield Industries, Inc.
     04-2917072

- --------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                      (b) / /

- --------------------------------------------------------------------------------
 3   SEC USE ONLY


- --------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*


     WC, BK
- --------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                         / /
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


- --------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         630,000 shares of Common Stock, par value $.01
  NUMBER OF       --------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                 0
  REPORTING       --------------------------------------------------------------
 PERSON WITH        9    SOLE DISPOSITIVE POWER

                         630,000 shares of Common Stock, par value $.01
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     630,000 shares of Common Stock, par value $.01
- --------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               / /
     CERTAIN SHARES*

- --------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     19.3%

- --------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                                              Page 4 of 10 Pages


Item 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the beneficial ownership by the undersigned of the common stock, $.01 par value per share (the "Common Stock"), of Rule Industries, Inc., a Massachusetts corporation ("Rule" or the "Issuer"), whose principal executive offices are located at 70 Blanchard Road, Burlington, Massachusetts 01803.

Item 2.   NAME AND ADDRESS.

          This Schedule 13D is filed by Greenfield Industries, Inc. ("Greenfield"). Greenfield is a Delaware corporation. Its principal executive offices are located at 470 Old Evans Road, Evans, Georgia 30809. Greenfield is a leading worldwide manufacturer of expendable cutting tools and related products used in a variety of industrial, electronics, oilfield equipment, mining and wear parts and consumer markets.

          The following are the names and positions with Greenfield of the directors and executive officers of Greenfield and the present principal occupation and principal business and address of each such person and of any corporation or other organization employing such person:

     John W. Burge, Jr. - Director
     Principal
     John W. Burge & Associates
     (a management consulting firm)
     11711 Chanticlear Court
     Pensacola, FL 32507-9166

     Roger B. Farley
     Vice President - Human Resources
     Greenfield Industries, Inc.
     470 Old Evans Road
     Evans, GA 30809

     Peter S. Finley - Director
     Senior Vice President, Corporate Development
     Harbour Group Industries, Inc.
     (a company which provides
     corporate development services)
     7701 Forsyth Blvd., Suite 600
     St. Louis, MO 63105

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                                                              Page 5 of 10 Pages


     James C. Janning - Director
     President
     Harbour Group Ltd.
     (a company which provides
     operations management services)
     7701 Forsyth Blvd., Suite 600
     St. Louis, MO 63105

     Paul W. Jones - Director
     President and Chief Executive Officer
     Greenfield Industries, Inc.
     470 Old Evans Road
     Evans, GA 30809

     Robert E. Lefton - Director
     President and Chief Executive Officer
     Psychological Associates, Inc.
     (an international consulting, training
     and development firm)
     8112 Maryland Avenue, Suite 300
     St. Louis, MO 63105

     Donald E. Nickelson - Director
     Vice Chairman - Harbour Group Industries, Inc.
     7701 Forsyth Blvd., Suite 600
     St. Louis, MO 63105

     Robert W. Pratt, Jr. - Director
     Strategic Management Consultant
     c/o Michael Allen Co.
     1 Gorham Island
     Westport, CT 06880

     Julian M. Seeherman - Director
     Chairman
     Venture Stores, Inc.
     (a retail chain of mass merchandising stores)
     2001 E. Terra Lane
     O'Fallon, MO 63366-0110

     Dennis W. Sheehan - Director
     Chairman of the Board, President and
     Chief Executive Officer
     AXIA, Incorporated
     (a manufacturer of commercial and
     industrial products)
     2001 Spring Road, Suite 300
     Oak Brook, IL 60521

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                                                              Page 6 of 10 Pages


     Gary L. Weller - Senior Vice President and Chief
     Financial Officer
     Greenfield Industries, Inc.
     470 Old Evans Road
     Evans, GA 30809

          Neither Greenfield, nor any of Greenfield's directors or executive officers, have, during the past five years (i) been convicted in a criminal proceeding (exclusive of traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          All of the directors and executive officers of Greenfield listed above are U.S. citizens

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Greenfield has paid no cash consideration in connection with the acquisition of beneficial ownership described in Item 5 hereof and incorporated herein by reference thereto. As set forth more fully in Item 5, Greenfield has obtained the right to acquire an aggregate of 630,000 shares of Common Stock, of Rule in connection with its execution of a letter of intent dated July 20, 1995 between Greenfield and Rule (the "Letter of Intent") providing for the acquisition of Rule by Greenfield at a substantial premium to the market price for Rule's Common Stock prevailing immediately prior to execution of such Letter of Intent. Exercise of the option to acquire beneficial ownership is subject to the satisfaction of certain conditions more fully described in Item 5. To the knowledge of the undersigned, the conditions to exercise of the option have not been satisfied and accordingly, such option is not currently exercisable.

          In the event the option becomes exercisable and is thereafter exercised by Greenfield (as to which Greenfield has made no determination), Greenfield anticipates that it will utilize working capital and/or the proceeds from bank borrowings made in the ordinary course of business pursuant to an Amended and Restated Credit Facilities Reimbursement Agreement (the "Credit Agreement") dated November 8, 1994 by and among Greenfield, as Borrower, NationsBank of Georgia, National Association, Wachovia Bank of Georgia, National Association, Trust Company Bank, CommerzBank AG, Atlanta Agency and National City Bank, Kentucky, as Lenders, and NationsBank of Georgia,


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                                                              Page 7 of 10 Pages


National Association, as Agent to finance such purchases and will utilize borrowing availability under the Credit Agreement and/or other borrowing facilities to be established in the future to finance the purchase of securities pursuant to the merger contemplated by the Letter of Intent described in Items 4 and 5 hereof.

Item 4.   PURPOSE OF TRANSACTION.

          The securities described as beneficially owned in Item 5 hereof have been acquired, as more fully described in Item 5 hereof, in connection with the execution of the Letter of Intent. The Letter of Intent provides, INTER ALIA, for the negotiation and execution of a definitive merger agreement (the "Merger Agreement") whereby all of Rule's outstanding Common Stock would be acquired by Greenfield. In the event the merger contemplated by the Letter of Intent is consummated, Greenfield anticipates that it would be able to and would (i) make changes to the Board of Directors and management of Rule, (ii) make changes to Rule's charter and by-laws, (iii) make changes to Rule's present capitalization and/or dividend policy, (iv) cause Rule's Common Stock to cease to be quoted on the Nasdaq National Market, and (v) cause Rule's Common Stock to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. No specific plans with respect to the foregoing have yet been formulated by Greenfield. Except as set forth above, Greenfield has no present plans or intent that would relate to or result in a sale or transfer of a material amount of assets of Rule or any material change in Rule's business or corporate structure.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Greenfield may be deemed to be the beneficial owner of 630,000 shares of Rule Common Stock, or 19.3% of Rule's Common Stock to be outstanding upon the issuance of such shares, based upon the grant to Greenfield by Rule of an option to purchase all such shares at a price of $8.00 per share in the Letter of Intent. As set forth in the Letter of Intent, the option has been granted in connection with Greenfield's proposal to acquire all of the capital stock of Rule in a transaction in which Rule's stockholders would receive a purchase price of $15.30 per share, payable in cash.

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                                                              Page 8 of 10 Pages


          The option becomes immediately exercisable, in whole only, on the tender of the exercise price in cash, upon a breach by the Issuer of certain of its obligations to Greenfield under the Letter of Intent. Specifically, the option is exercisable if the Issuer (a) enters into a binding agreement with a party other than Greenfield or its subsidiaries or affiliates relating to any transaction (an "Extraordinary Transaction") involving (i) the sale of a material number of shares of its capital stock, (ii) a sale of all or substantially all of its assets or (iii) a merger, consolidation or other business combination or (b) enters into a definitive agreement for an Extraordinary Transaction after providing any party with nonpublic information, engaging in discussions or negotiations or otherwise soliciting any person with respect to an Extraordinary Transaction. The option terminates upon the earlier of (a) the execution and delivery of a Merger Agreement or (b) December 31, 1995.

          The Letter of Intent also provides that, upon the execution of a Merger Agreement, Rule will grant Greenfield an option to purchase 630,000 shares of Common Stock at a price of $8.00 per share which will replace the option granted in the Letter of Intent, which option terminates upon the execution of such Merger Agreement. The Letter of Intent contemplates that such option would be immediately exercisable and would terminate (a) upon the consummation of the merger, (b) the termination of the Merger Agreement under certain circumstances to be specified in the Merger Agreement or (c) June 30, 1996. The Issuer also agreed that all proceeds from the exercise of such option would be used exclusively to reduce its indebtedness.

          Greenfield has sole power to exercise the option granted in the Letter of Intent. If exercised, Greenfield would have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Stock received through such exercise.

          In the Letter of Intent, Greenfield and Rule agree to use reasonable efforts to enter into the Merger Agreement by August 31, 1995. The Letter of Intent contains additional agreements between the parties relating to, among other things, confidentiality, nonsolicitation, exclusivity of negotiations, inspection and access to information by Greenfield, the exclusion of certain assets from the merger and reimbursement of expenses under certain circumstances. The Letter of Intent is attached hereto as Item 7(b) and incorporated herein by reference thereto. The obligation of the parties to enter into a Merger Agreement is subject to the following conditions: (a) negotiation and execution of the Merger Agreement and related documents; (b) completion, to its satisfaction, of Greenfield's due diligence;

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                                                              Page 9 of 10 Pages


(c) approval of the Merger Agreement by the parties' respective Boards of Directors; and (d) agreement on employment terms for Mr. Libby.

          Except as set forth above, there have been no transactions by Greenfield in the Common Stock of Rule during the past 60 days.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER.

          Reference is made to Items 4, 5 and 7(b) for a description of all contracts, arrangements, understandings and relationships with respect to the securities of Rule, which descriptions are incorporated herein by reference thereto.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (a)  Press Release of Greenfield Industries, Inc. dated July 20, 1995.

          (b) Letter of Intent dated July 20, 1995 between Greenfield Industries, Inc. and Rule Industries, Inc.

          (c) Amended and Restated Credit Facilities Reimbursement Agreement dated November 8, 1994 by and among Greenfield Industries, Inc., as Borrower, NationsBank of Georgia, National Association, Wachovia Bank of Georgia, National Association, Trust Company Bank, CommerzBank AG, Atlanta Agency and National City Bank, Kentucky, as Lenders, and NationsBank of Georgia, National Association, as Agent (filed with the Securities and Exchange Commission as Exhibit 10.81 to the 1995 Annual Registration Form 10-K [file no. 0-21828] and incorporated herein by reference thereto).

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                                                             Page 10 of 10 Pages


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 28, 1995                        GREENFIELD INDUSTRIES, INC.



                                             By: /s/ Gary L. Weller
                                                 ---------------------------
                                                 Gary L. Weller
                                                 Senior Vice President
                                                 Chief Financial Officer